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                                                                   EXHIBIT 15(b)


                               DISTRIBUTION PLAN
                                [RETAIL B CLASS]
                          THE ACHIEVEMENT FUNDS TRUST

        WHEREAS, THE ACHIEVEMENT FUNDS TRUST (the "Trust") is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"); and

        WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that the following Distribution Plan will benefit the Trust and the owners of the Retail Class B shares of beneficial interest ("Shareholders") in its portfolios;

        NOW, THEREFORE, the Trustees of the Trust hereby adopt this Distribution Plan pursuant to Rule 12b-1 under the 1940 Act.

        SECTION 1. The Trust has adopted this Retail Class B Distribution Plan ("Plan") to enable the Trust to directly or indirectly bear expenses relating to the distribution and shareholder servicing of the Retail Class B shares of the Equity Fund, Balanced Fund, Municipal Bond Fund and Idaho Municipal Bond Fund of the Trust (each a "Portfolio") of which the Trust is the issuer.

        SECTION 2. The Retail Class B shares of each Portfolio are authorized to pay the principal underwriter of the Trust's Retail Class B shares (the "Distributor") a distribution fee, calculated and payable monthly, at the annual rate of up to and including .75% of the value of the average daily net assets of such class, or such lesser amount as may be established from time to time by the Trustees of the Trust, in connection with distribution-related services provided in respect of such class and a shareholder services fee, calculated and payable monthly, at the annual rate of up to and including .25% of the value of the average daily net assets of such class, or such lesser amount as may be established from time to time by the Trustees of the Trust, in connection with the servicing of shareholder accounts of such class.

        SECTION 3.

        (a) The Shareholder Servicing fee may be used by the Distributor to provide compensation for ongoing servicing and/or maintenance of shareholder accounts with respect to the Retail Class B shares of the applicable Portfolios of the Trust. Compensation may be paid by the Distributor to persons, including employees of the Distributor, and




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                institutions who respond to inquiries of holders of such Retail
                Class B shares regarding their ownership of such shares or their accounts with the Trust or who provide other administrative or accounting services not otherwise required to be provided by the Trust's investment adviser, transfer agent or other agent of the Trust.

        (b) The Distribution Fee may be used by the Distributor to provide initial and ongoing sales compensation to its investment executives and to other broker-dealers in respect of sales of Retail Class B shares of the applicable Portfolios of the Trust and to pay for other advertising and promotional expenses in connection with the distribution of the Retail Class B shares. These advertising and promotional expenses include, by way of example but not by way of limitation, costs of printing and mailing prospectuses, statements of additional information and shareholder reports to prospective investors; preparation and distribution of sales literature; advertising of any type; an allocation of overhead and other expenses of the Distributor related to the distribution of such retail class shares; and payments to, and expenses of, officers, employees or representatives of the Distributor, of other broker-dealers, banks or other financial institutions, and of any other persons who provide support services in connection with the distribution of such retail class shares, including travel, entertainment, and telephone expenses.

        (c) Payments under the Plan are not tied exclusively to the expenses for shareholder servicing and distribution related activities actually incurred by the Distributor, so that such payments may exceed expenses actually incurred by the Distributor. The Trust's Board of Trustees will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in doing so will consider all relevant factors, including expenses borne by the Distributor and amounts it receives under the plan.

        (d) The Trust's investment adviser and the Distributor may, at their option and in their sole discretion, make payments from their own resources to cover costs of additional distribution and shareholder servicing activities.

        SECTION 4. This Plan shall not take effect with respect to a Portfolio until it has been approved, together with any related agreements, by votes of the majority of both (i) the Trustee of the Trust and (ii) the Qualified Trustees, cast in person at



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a Board of Trustees meeting called for the purpose of voting on this Plan or such agreement.

     SECTION 5. This Plan shall continue in effect for a period of one year after it takes effect and for successive one year periods thereafter for so long as such continuance is specifically approved at least annually in the manner provided in Section 4 herein for the approval of this Plan.

     SECTION 6. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

     SECTION 7. This Plan may be terminated at any time with respect to any Portfolio by the vote of a majority of the Qualified Trustees or by vote of a majority of the Portfolio's outstanding retail class voting securities.

     SECTION 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time with respect to any Portfolio, without payment of any penalty, by the vote of a majority of the Qualified Trustees or by the vote of Shareholders holding a majority of the Portfolio's outstanding retail class voting securities, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

     SECTION 9. This Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of Shareholders holding a majority of the outstanding Retail Class B voting securities of the applicable Portfolio, and all material amendments to this Plan shall be approved in the manner provided in Section 4 herein for the approval of this Plan.

     SECTION 10. As used in this Plan, (a) the term "Qualified Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.


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          SECTION 11. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

          SECTION 12. This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.




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